BRIGHTHOUSE SECURITIES, LLC
(SEC. I.D. No. 8-69845)

STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
550 South Tryon Street
Suite 2500
Charlotte, NC 28202
USA

Tel: +1 704 887 1500
Fax: +1 704 887 1570
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Equity Owners of Brighthouse Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brighthouse Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2019

We have served as the Company's auditor since 2017.

BRIGHTHOUSE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 33,545,483
Concessions receivable	106,731,201
Mutual fund fees receivable	24,334,170
Other assets	85,934
TOTAL ASSETS	$ 164,696,788

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 98,220,503
Due to affiliates	21,123,869
Accrued compensation	4,706,630
Other liabilities	7,005,625
Total liabilities	131,056,627
MEMBER'S EQUITY:	
Member's contributions	32,800,000
Retained earnings	840,161
Total member's equity	33,640,161
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 164,696,788

See notes to statement of financial condition.

BRIGHTHOUSE SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

1. ORGANIZATION

Brighthouse Securities, LLC (the "Company") is single member Delaware Limited Liability Company and a wholly owned subsidiary of Brighthouse Holdings, LLC, which is a wholly owned subsidiary of Brighthouse Financial, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). "Brighthouse" as used in these Notes refers to Brighthouse Financial, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

The Company is the underwriter of Brighthouse registered variable annuity and variable life products ("Registered Products") and enters into distribution agreements with unrelated broker-dealers in order to facilitate the sale of Brighthouse annuity and life insurance products ("Brighthouse Products") which include, but are not limited to, the Registered Products.

The Company is also the general distributor of Brighthouse Funds Trust I, and Brighthouse Funds Trust II (collectively the "Trusts") whose shares serve as investment options of policyholders of both Brighthouse and insurance companies of MetLife Inc. and its subsidiaries ("MetLife").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Included in cash equivalents are U.S. Treasury and Agency securities with a fair value of $23,978,367. The remaining $9,567,116 is cash on deposit with banks.

Fair Value – Certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

In determining the estimated fair value of the Company's investments, fair values are based on unadjusted quoted prices for identical investments in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical investments, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of investments.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined using models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation. At December 31, 2018, securities issued by the U.S. Treasury and Agencies included in cash and cash equivalents are categorized in Level 1.

Revenue and Expense Recognition – In its capacity as the underwriter and distributor for the Brighthouse Products, the Company has certain performance obligations that include, but are not limited to, all duties and functions which are necessary and proper for the wholesale distribution and sale of the Brighthouse Products. Although the Company may enlist the services of third parties, it bears primary responsibility for fulfilment of these obligations. Additionally, in this role, the Company is a contractual counterparty to selling agreements with third-party broker-dealers, registered representatives and insurance agencies that sell Brighthouse Products and therefore has a legal obligation for payment of related commissions. The performance obligations are continuous and satisfied over time. In return for the services provided, the Company is entitled to concessions from Brighthouse in an amount equal to expenses incurred in connection with performing the services.

The Company receives fees from the Trusts under Rule 12b-1 of the Investment Company Act of 1940, which are accrued monthly based on the level of assets invested in the funds within the Trusts. To earn these fees, the Company is responsible for the performance of services such as responding to phone inquiries, maintaining records, providing information to distributors and shareholders about fund performance and providing training to account managers and sales agents. Although the Company may enlist the services of third parties, it bears primary responsibility for fulfilment of these obligations. Pursuant to separate agreements with insurance companies that utilize shares of the Trusts as investment options, the insurance companies provide the above services on behalf of the Company. In return, the Company pays fees to these insurance companies generally in amounts equal to the 12b-1 fees received.

The Company has assessed that collectability of the receivables from Brighthouse and the Trusts is probable, accordingly no impairment losses were recognized on receivable balances at December 31, 2018.

Income Taxes – The Company elected to be taxed as a corporation and is a member of a consolidated federal income tax group established by Brighthouse for its wholly owned non-insurance subsidiaries pursuant to a tax sharing agreement with Brighthouse. As a result, the Company's taxable income and deductions are included in a Brighthouse consolidated return and any computed federal income taxes payable or receivable are due to or from Brighthouse. Brighthouse allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various Brighthouse subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such Brighthouse subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

The Company did not have any uncertain tax positions at December 31, 2018.

Adoption of New Accounting Pronouncement

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, and several amendments (collectively, "ASU 2014-09"). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most previous revenue recognition guidance, including industry specific guidance. The guidance also changes the accounting for certain contract costs and revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements. The Company adopted ASU 2014-09 effective January 1, 2018. There was no material impact on the Company's statement of financial condition resulting from this guidance.

3. **RELATED PARTY TRANSACTIONS**

The Company earns concessions from affiliated insurance companies for sales of Brighthouse Products equal to the Company's expenses incurred related to the sales of such products. At December 31, 2018, the Company had accrued concessions receivable from affiliates of $106,731,201.

At December 31, 2018, the Company had accrued a receivable from the Trusts of $24,334,170.

Due to affiliates at December 31, 2018 includes $17,230,316 of accrued service fees payable to Brighthouse, $3,804,068 of compensation and other amounts which were paid by Brighthouse on behalf of the Company, and income taxes payable of $89,485.

4. **REGULATORY REQUIREMENTS**

The Company's broker-dealer business is limited to the distribution of annuity and insurance products of affiliated insurance companies and the related distribution of shares of the Trusts. The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from the Customer Protection Rule ("Rule 15c3-3") of the Securities and Exchange Commission under the 1934 Act pursuant to section (k)(1) of the rule.

As a broker-dealer, the Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3, or $250,000. At December 31, 2018, the Company had net capital of $17,724,480 which was $17,474,480 in excess of the requirement of $250,000.

5. **SUBSEQUENT EVENTS**

The Company evaluated the recognition and disclosure of subsequent events through March 1, 2019 the date the December 31, 2018 statement of financial condition was issued.

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